SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 14, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from June 1, 2022 to June 30, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 14, 2022

[This is a translation of the Share Buyback Report for the period from June 1, 2022 to June 30, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of June 30, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) June 17	31,300	342,389,000
Total	―	31,300	342,389,000
Total number of shares repurchased as of the end of the reporting month	338,500		3,658,143,500
Progress of the repurchase (%)	1.35		1.83
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of June 30, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) June 1 June 2 June 3 June 6 June 8 June 10 June 13 June 14 June 16 June 17 June 20 June 21 June 22 June 23 June 24 June 28	1,901 5,300 201 700 900 201 66,016 403 83,385 4,014 9,100 38,966 702 1,002 201 1,410	14,533,848 40,520,461 1,536,719 5,351,759 6,880,833 1,536,719 504,716,746 3,081,084 637,509,177 30,688,515 69,572,867 297,909,487 5,367,050 7,660,661 1,536,719 10,779,974
Total	―	214,402	1,639,182,619
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) June 7	80	611,630
Total	―	80	611,630
Total amount	214,482		1,639,794,249

3.	Status of Shares Held in Treasury
(as of June 30, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	24,606,610

- EOF -

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